EXHIBIT (d)(2)(L)

TSA Hardship Waiver Rider

TSA HARDSHIP WAIVER RIDER

403(b) ONLY

benefits

The Policy contains a schedule of withdrawal charges. This rider waives the Policy's withdrawal charges for withdrawals made due to hardship as permitted under Internal Revenue Code Section 403(b). Before exercising this benefit, we must receive your signed statement attesting to your suffering from such a hardship. We also reserve the right to request a statement signed by your employer confirming such hardship. You may not make additional premium payments to your Policy after you have exercised the benefit of this Rider.

charge

A percentage of the Policy value will be deducted from the Policy value for as long as this Rider is attached to the Policy, and is referred to in the Policy Specifications as the Monthly Charge. The Monthly Charge will be deducted on the same date in each succeeding month as the Policy date. This date is referred to in the Policy Specifications as the monthly activity date. Whenever the monthly activity date falls on a day other than a Business Day, the Monthly Charge will be deducted on the next Business Day.

effective date

This rider will become effective on the date shown below. This rider automatically terminates if you convert your Policy's status from a 403(b) Policy to an Individual Retirement Annuity policy. You may remove this Rider from your Policy at any time prior to exercising any benefits provided by this Rider. Once you exercise this Rider's benefits, you may not remove this Rider from your Policy.

Effective Date of Rider:

Policy Date

AMERITAS LIFE INSURANCE CORP.

/s/	Jan M. Connolly	/s/	JoAnn M. Martin
	Secretary		President

HDW 4901

TSA 403(b) Hardship Waiver Rider

HDW 4901

Monthly Charge .0125%* of the policy value

* Equivalent to an annual rate of .15% of the policy value, deducted at issue on each monthly activity date. The annual rate will not exceed .25%.